LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 [redacted]

info@lsgold.com
www.lsgold.com

06014253

BY MAIL

June 2, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 09 2006
WASH, D.C. 213

SUPPL

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of May 2006.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Susy H. Horna
Corporate Secretary

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

dlw 6/12

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE'S VP EXPLORATION RESIGNS

May 1, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** announced that Dr. Michael Byron has resigned as the Company's Vice President, Exploration to pursue other opportunities. Dr. Byron will assist Lake Shore during the transition period while the Company selects a suitable candidate for the position.

Brian Booth, President, stated "the Company and Board thank Dr. Byron for his support and contribution over the last several years and wish him well in his future endeavours."

Lake Shore is a mineral exploration company with a strong treasury exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. See the Company's website at www.lsgold.com for further information on the Company's properties.

-30-

For more information, please contact:

Thomas W. Beattie, VP Corporate Development
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

SHAREHOLDERS APPROVE RIGHTS PLAN AT AGM

May 10, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** announced that the Shareholder Rights Plan previously adopted by the board of directors and announced in the Company's news release on March 24, 2006 has been approved by the shareholders of the Company at the Company's Annual and Special General Meeting held on May 8, 2006.

The purpose of the Shareholder Rights Plan is to provide shareholders and the Company's board of directors with adequate time to consider and evaluate any unsolicited bid made for Lake Shore; to provide the board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate to any such unsolicited bid; to encourage the fair treatment of shareholders in connection with any take-over bid for Lake Shore, and to ensure that any proposed transaction is in the best interests of Lake Shore's shareholders. The Company is not aware of any specific take-over bid for the Company that has been made or is contemplated.

All resolutions proposed for the meeting were passed without amendment, including the election of the directors as nominated, and the amendment of the Company's stock option plan.

Lake Shore is a mineral exploration company with a strong treasury exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. See the Company's website at www.lsgold.com for further information on the Company's properties.

Forward Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

Thomas W. Beattie, VP Corporate Development
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE INITIATES PERMIT PROCESS FOR ADVANCED UNDERGROUND EXPLORATION PROGRAMS AT TIMMINS WEST AND VOGEL- SCHUMACHER GOLD PROJECTS, TIMMINS, ONTARIO

May 23, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** is pleased to announce that it has initiated the application process to obtain the necessary government permits to conduct advanced underground exploration programs at its Timmins West and Vogel-Schumacher gold projects, Timmins, Ontario.

The permitting process is expected to take 4-6 months for Timmins West and 6-10 months for the Vogel-Schumacher project and is estimated to cost C$250,000 and C$350,000 respectively. This work will include all aspects of conducting underground advanced exploration programs, including environmental and mine engineering, surface infrastructure, shaft and/or ramp construction, scheduling, underground drilling and bulk sampling. The cost estimates of conducting the advanced underground exploration programs for each property will be determined as part of the above process. In addition, the Vogel-Schumacher Project will now be included as part of the ongoing Timmins West pre-feasibility study. Completion of this work would make it possible to initiate advanced underground exploration programs at both properties in 2007.

"Initiating the permitting process for both projects will accelerate the exploration required to evaluate the mineral resources in greater detail from underground. This step is a logical progression reflecting our successful surface exploration programs completed to date. In addition, we recognize that there are possible significant synergies achieved by advancing both properties to the feasibility stage at the same time." stated President Brian Booth.

The current resource expansion and exploration diamond drill programs at Timmins West and Vogel-Schumacher will continue throughout the permitting period. The new resource estimate for Timmins West is on track to be completed in the third quarter of 2006.

Two engineering/environmental consulting companies, Golder Associates Ltd. and AMEC Mining and Metals Company (AMEC), have been retained to complete the required environmental and underground access development studies for the advanced exploration program at Timmins West. AMEC will complete the required environmental and engineering studies for the Vogel-Schumacher project.

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. See the Company's website (www.lsgold.com) for further information on the Company's properties.

Forward Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and

...more

elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

Daniel G. Innes, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE GOLD CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 31, 2006 and 2005

GENERAL

The following management's discussion and analysis of Lake Shore Gold Corp. (the "Company" or "Lake Shore"), dated as at May 8, 2006, for the three month period ended March 31, 2006, should be read in conjunction with the interim and audited financial statements including the notes thereto for the period ended March 31, 2006 and year ended December 31, 2005, respectively. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Lake Shore is an exploration stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metals. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec.

Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange (LSG-T).

On May 1, 2006, Dr. Michael Byron resigned as the Company's Vice President, Exploration. The Company would like to thank Dr. Byron for his contribution to the success of the Company.

OVERALL PERFORMANCE

During the three months ended March 31, 2006, the Company completed a bought deal financing and received gross proceeds of $20 million from the sale of 2 million flow through shares at $2.50 per share and 7,317,073 common shares at $2.05 per share.

Approximately $2.5 million was spent on exploration during the first quarter of 2006 including approximately $1.8 million on drilling costs. The drilling costs relate to the Timmins West Property ($1,275,000), DeSantis Property ($352,000), Schumacher Property ($100,000) and Blakelock Property ($100,000).

Administrative expenses increased by $410,040 (excluding general exploration) for the three months ended March 31, 2005 due to an increase in consulting fees, an increase in overall corporate activity and additional costs relating to the Toronto Stock Exchange listing.

TIMMINS WEST GOLD PROPERTY, ONTARIO

The Timmins West Property is located north of the Destor-Porcupine Fault Zone on the west end of the Timmins Gold Camp, 18 kilometres west of the city of Timmins. Lake Shore owns 100% of the Timmins West Property which is subject to two net smelter royalties. There is a 1.5% royalty (the "Inco Royalty") to a maximum of $2.5 million, after which that royalty is reduced to 0.75%, payable to Inco Limited ("Inco"). This royalty results from an agreement that the Company entered into with Aurora Platinum Corp. ("Aurora") and an underlying agreement between Aurora and Inco regarding the use of certain data owned by Inco. The second royalty is a 1.5% royalty (which royalty can be purchased for $1 million) payable on one claim originally acquired by Holmer.

Resource Expansion and Exploration Drilling

In January 2005, the Company initiated a resource expansion drill program that continued throughout the first quarter of 2006. Three drill rigs concentrated on completing sectional drilling at 50 metre centres. A fourth drill was used to test exploration targets throughout the Property.

By the end of the first quarter of 2006, the Company had completed 7,480 metres of sectional drilling, and 1,609 metres of Property wide exploration drilling, for a total of 9,089 metres. Sections 4550E, 4500E and 4450E were completed, while drilling continues on sections 4400E and 4350E. Once these last two sections are completed, the Company will commission a new resource audit to update the previous audit of September 2004.

Recent drill results released on January 20, 2006 confirmed that the mineralization and mineralized zones maintain their distinctive characteristics and predictability between sections. Core intersection highlights within the Ultramafic Zone include 11.29 grams per tonne gold (cut) over 9.70 metres, including 15.78 grams per tonne gold (cut) over 5.60 metres, with another intercept averaging 14.27 grams per tonne gold (cut) over 7.05 metres, and another hole returning 22.63 grams per tonne gold (cut) over 1.60 metres (178.82 grams per tonne gold uncut).

Pre-Feasiblity Study

The pre-feasibility study continues to be advanced. The metallurgical study and tailings design are completed, and work continues updating the deposit model as drilling advances. Environmental assessment studies and permitting are ongoing, and the mine plan is awaiting finalized input from the other studies and completion of the aforementioned sectional drilling. Dr. Michael Byron, P.Geo., the Company's past Vice President, Exploration was the Qualified Person (QP) who prepared or supervised the preparation of the scientific and technical information for the Timmins West Gold Property, and effective May 1, 2006, Jacques Samson, P.Geo. is the QP.

THUNDER CREEK PROPERTY, ONTARIO

The Thunder Creek Property is contiguous to and southwest of the Timmins West Property. The Company is earning a 60% interest in the Property pursuant to an option agreement

entered into with Band-Ore Resources Ltd. in 2003. Lake Shore must spend $1,705,000, make cash payments totalling $420,000 and issue 100,000 shares of Lake Shore over five years. The Property is subject to a 2% net smelter royalty as well as the Inco Royalty.

Lake Shore will test the 54 claim unit package for gold mineralization in an ultramafic intrusive body, similar to the Ultramafic Zone in the Timmins West Property, that extends more than 1,800 metres southwest of the Timmins West Property. A third quarter drill program is planned to follow up on previous gold intersections and to further test the ultramafic-to-sediment contact zone. Additional outcrop stripping, washing and mapping are also planned.

Historical Resources

The resource estimates described below for the Vogel, Schumacher and DeSantis gold properties are historical and the Company is not treating the estimates as National Instrument 43-101 ("NI 43-101") defined resources. The Company has not completed the work necessary to verify the classification of the resources and therefore such historical estimates should not be relied upon. The Company believes that these historical estimates are relevant because they were an important consideration in the decision to acquire these properties in addition to their proximity to the Timmins West Property.

VOGEL PROPERTY

In March 2005, the Company purchased 100% of Black Hawk Mining Inc.'s ("Black Hawk") interest in the mining lease on the Vogel Gold Property by paying $3 million and issuing 100,000 common shares to Black Hawk (a subsidiary of Glencairn Gold Corporation). The Property is subject to a maximum 3% net smelter royalty (with annual advance royalty payments of US$50,000). Upon Lake Shore's delivery to Black Hawk of a NI 43-101 report showing an indicated resource of 600,000 ounces of gold, Lake Shore is required to make a further cash payment of $500,000 to Black Hawk.

The Property consists of one mining lease (64 hectares) in Hoyle Township, within the eastern part of the Timmins Gold Camp, and straddles an 800 metre section of the favourable gold-bearing stratigraphy between the Hoyle Pond Mine and Bell Creek gold deposits. The Hoyle Pond deposit (currently in production), located east of the Property, has the highest head grade of all significant past and present gold producers in the Timmins Gold Camp, and the Bell Creek deposit (a former producer) is located west of the Property.

The Vogel Property has been explored by several companies in the past and contains an historical measured and indicated resource estimate of 642,000 tonnes at 12.2 grams per tonne gold and an inferred resource of 933,800 tonnes at 12.2 grams per tonne gold (the historical resource is not NI 43-101 compliant). Drill results for the first phase program were released on December 5, 2005. Eighteen shallow holes were drilled (totalling 4,476 metres) and successfully intersected gold-bearing horizontal veins. Significant intersections include 28.80 grams per tonne gold over 1.30 metres, 98.08 grams per tonne gold over 0.50 metres, 208.85 grams per tonne gold over 0.22 metres, and 166.79 grams per tonne gold over 0.78 metres.

The Company analyzed the results of the latest drill program discussed above and identified new targets to be drilled during the second quarter of 2006.

SCHUMACHER PROPERTY

In November 2005, the Company signed a 20 year lease agreement with the Canada Trust Company and an individual (as trustees of an estate) giving Lake Shore a leasehold interest in the surface and mining rights on the Schumacher Property. The lease is renewable for a further 20 year term. The Property consists of one patented lot covering 64 hectares located contiguous to and west of the Vogel Gold Property. Lake Shore is required to make cash payments totalling $150,000 payable over two years and incur exploration expenditures of $500,000 over three years. In addition, Lake Shore is required to pay an advance annual royalty of $25,000 in years 4-6 of the lease and $50,000 in years 7-9 of the lease and pay a production royalty of 2% of net smelter returns.

The Property has seen limited exploration in the past. The focus of past exploration has been on the eastern part of the Property where a historical measured and indicated resource of 156,000 tonnes at 5.99 grams per tonne gold (not a NI 43-101 defined resource) has been estimated (by Pentland Firth Ventures Ltd.). This resource, which remains open, represents the western continuation of the immediately adjacent Vogel gold mineralization.

Through the acquisition of Vogel, and the adjacent and contiguous Schumacher ground to the west, the Company has consolidated 1.6 kilometres of the main mine stratigraphy between the Hoyle Pond Mine to the east (a current producer) and the Bell Creek Mine to the west (former producer).

Data compilation and review on both properties were completed and a follow-up drill program commenced on March 8, 2006. This 6,000 metre drill program will test for the presence of mineralized shoots at depth (combination of sub-vertical and horizontal veins) which may occur along a shallow easterly plunge. The holes will also test the potential of the northwest projection of the Hallnor Fault, which may trend through the Schumacher Property. This structure represents a significant untested opportunity, as it may have influenced the location of the Bell Creek Mine and Marlhill Mine mineralization.

DESANTIS PROPERTY

In March 2005, Lake Shore entered into an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Property in Ogden Township, Ontario. Lake Shore can earn a 51% interest by making cash payments totalling $375,000, issuing 75,000 common shares plus additional common shares worth $200,000 and spending $3 million in exploration expenditures on the Property over a three year period. Lake Shore can earn up to a 70% interest by spending an additional $3,726,000 on the Property. The Property is also subject to an underlying 1.5% net smelter royalty. As at March 31, 2006, the Company has issued the 75,000 common shares and additional common shares valued at $100,000. As well, the Company has made cash payments of $175,000.

The Property consists of 22 patented and 2 leased claims covering approximately 665 hectares immediately north of the Destor-Porcupine Fault Zone in the western part of the Timmins Gold Camp, and 8 kilometres east of the Company's Timmins West Property.

As reported in the Company's news release dated February 7, 2006, the Property has a past history of underground mining (mainly in the 1930's and 1940's), accessed by two shafts and 7,000 metres of underground drifting. Limited surface and underground exploration in the 1980's reported historical resource estimates, including: 129,000 tons at a cut grade of 0.265 ounces per ton gold, and 0.58 ounces per ton gold (uncut) in the Hydrothermal Zone (above 300 metres) and 72,212 tons at 0.229 ounces gold per ton gold (cut) in the Albitite Zone between 200 and 365 metres depth. (These resource estimates are not NI 43-101 compliant.)

The potential to define additional mineralization along strike and to the depth of the known mineralization is considered to be excellent. A number of other isolated intercepts from past exploration that have not seen follow-up drilling are also considered promising.

Exploration efforts on the DeSantis Project during the first quarter of 2006 focused on completing the historical drill database and continuing the drill program initiated in the previous quarter. Five holes were drilled from January to March totalling approximately 3,200 metres of drilling. This drill program, consisting of eight planned holes, will be completed in the second quarter.

PRICE PROPERTY

In September 2004, Lake Shore entered into an option agreement to acquire 100% of a property located in Price, Ogden and Thornloe townships, east and south of the Timmins West Property. The Price Property consists of 126 claim units covering favourable geology on and north of the Destor-Porcupine Break.

A drill program was carried out on the Price Property in early 2005 in which two holes were completed for a total of 610 metres. The objective of this program was to test stratigraphy by targeting felsic porphyries that appear to cut mafic and ultramafic rocks on the Property. The data has been reviewed and additional exploration work is planned for the second quarter of 2006.

OTHER PROJECTS

Lake Shore's Blakelock Property consists of 21 claims in Blakelock Township approximately approximately 140 kilometres northeast of the city of Timmins and 58 kilometres west of the Casa Berardi Gold Mine, along the western extension of the Casa Berardi Fault. The Property is subject to the Inco Royalty. A ground magnetic survey (27 line kilometres) was completed on the Property in September 2005 in preparation for a drill program. A 2,000 metre drill program commenced in March 2006. This is a helicopter supported program that will follow up on historical core intersections reported by Esso Minerals Canada Limited of 34.50 grams

per tonne gold and 260.97 grams per tonne silver over 2.95 metres and 9.39 grams per tonne gold and 26.69 grams per tonne silver over 2.90 metres. These results predate National Instrument 43-101 and should not be relied upon.

The Bazooka Property, located in Beauchastel Township, 7 kilometres southwest of Rouyn-Noranda, Québec, was acquired in September 2003 from Fieldex Exploration Inc. ("Fieldex"). The Property is subject to the Inco Royalty. The Property spans 1.8 kilometres of the Cadillac-Larder Lake Break, a major deep crustal structure hosting numerous gold occurrences and deposits including the Val d'Or, Cadillac, Kirkland Lake, Larder Lake and Matachewan gold camps. Lake Shore initiated a drill program in October 2003, with the objective of better defining the main mineralized horizon delineated by previous drilling. A 34 hole drill program, totalling 10,804 metres, was carried out intermittently from October 2003 to April 2005. This program increased the known strike length of the mineralized zone from 250 metres to 560 metres, and the zone remains open to the west. Results of that program have been compiled and reviewed, and additional exploration programs are being formulated.

Pursuant to an agreement between Aurora and Inco, the Company has access to Inco's proprietary Abitibi database, covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of Québec and Ontario. All proposed digitizing of the Inco magnetic survey data has been completed and is being merged with existing public domain data. Digitizing is nearing completion on Inco's historical compilation map sheets.

In April 2004, Lake Shore executed an agreement with Fieldex regarding Lake Shore's Noranda North volcanogenic massive sulphide (VMS) and gold property in western Québec. Under the terms of the agreement, Fieldex can earn a 50% interest in the Property by spending $500,000 by September 30, 2006, which must include at least 1,000 metres of drilling. The Property is subject to the Inco Royalty. A second quarter field exploration and drill program will be carried out on the Property.

RESULTS OF OPERATIONS

The net loss for the three months ended March 31, 2006 was $531,674 or $0.01 per share compared with a net loss of $244,983 or $0.00 per share for the same period in 2005. The increase was the result of higher general and administrative costs and stock-based compensation expense partially offset by increased interest revenue and a larger income tax recovery adjustment compared to the three months ended March 31, 2005.

General and administrative expenditures increased by $410,040 during the three months ended March 31, 2006 as a result of an increase of $185,091 in consulting fees due to performance bonuses granted to executives and consultants; an increase of $52,711 in shareholder information costs related to the Toronto Stock Exchange listing and additional regulatory and filing fees; and an increase of $175,017 in office expense pertaining to employee performance bonuses and increased corporate activity. These increases were partially offset by a slight decrease in legal and accounting costs.

The Company incurred $62,172 (March 31, 2005 – $25,727) in general reconnaissance expenditures relating to its field offices and to the generation of new projects.

Interest income increased by $83,996 during the period ended March 31, 2006 due to a significantly larger cash balance resulting from the financing completed in February 2006.

The Company recorded $160,702 (March 31, 2005 – $112,500) in stock-based compensation expense for stock options vesting and the amortization of previous grants during the period and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $1.14 (March 31, 2005 – $0.45) for each option grant during the current period was estimated using the following assumptions: no dividends are to be paid; volatility of 66% (March 31, 2005 – 77%); risk-free interest rate of 4% (March 31, 2005 – 3.5%); and expected life of 3.5 years (March 31, 2005 – 3.5 years).

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

As a result of the tax benefits of deductible expenses incurred during the period ended March 31, 2006, the Company recorded a recovery of future income tax of $199,000 (March 31, 2005 – $75,000).

SUMMARY OF QUARTERLY RESULTS

Fiscal Quarter ended	**1st Quarter March 31 2006**	4th Quarter Dec 31 2005	3rd Quarter Sept 30 2005	2nd Quarter June 30 2005
Interest and other income	**102,279**	22,452	29,139	39,248
Net loss	**(531,674)**	(2,394,734)	(301,686)	(1,195,604)
Loss per share*	**(0.01)**	(0.03)	(0.00)	(0.02)

Fiscal Quarter ended	1st Quarter March 31 2005	4th Quarter Dec 31 2004	3rd Quarter Sept 30 2004	2nd Quarter June 30 2004
Interest and other income	18,283	10,971	12,361	17,918
Net loss	(244,983)	(42,817)	(642,885)	(134,442)
Loss per share*	(0.00)	(0.00)	(0.02)	(0.00)

* Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the second and fourth quarters of 2005 and 2004. This is the result of an increase in stock-based compensation expense recorded in 2005 ($1,021,850 in the second quarter and $522,400 in the fourth quarter, respectively). There is also $1,216,952 in resource property write offs in the fourth quarter of 2005 as well as an increase in shareholder information expenses and an adjustment to the provision for income taxes.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its resource properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. There was a significant increase in the Company's cash and working capital position due to a $20 million financing completed in February 2006. As at March 31, 2006, the Company had a cash balance of $21.3 million.

Cash used in operating activities during the period ended March 31, 2006 was $334,631 (March 31, 2005 – $425,599). Recovery of income tax, stock-based compensation expense and changes in non-cash operating items make up the amounts that reconcile the statement of loss to the statement of cash flows from operating activities.

Cash used in investing activities totalled $2.5 million (March 31, 2005 – $0.8 million). The Company's principal investing activity is the acquisition and exploration of its resource properties. During the period ended March 31, 2006, the Company expended $1.6 million on exploration, including drilling and pre-feasibility costs on the Timmins West Property, $0.5 million (excluding option payments) relating to the DeSantis Property, and the remaining $0.4 million on the Schumacher and Blakelock properties.

Net proceeds of approximately $21.5 million were received during the three months ended March 31, 2006 from the issuance of common shares pursuant to a bought deal financing and exercise of convertible securities.

The bought deal financing was completed on February 13, 2006 pursuant to which the Company issued 2 million flow through shares at $2.50 per share and 7,317,073 common shares at $2.05 per share for gross proceeds of $20 million. The underwriters received a cash commission equal to 6% of gross proceeds. The Company also received $2,493,191 from the exercise of 1,281,000 warrants at $1.75 and 314,301 broker warrants at $0.80; and a further $582,840 was received from the exercise of 1,214,500 stock options.

As a result of the flow through shares issued in February 2006, the Company has an obligation to expend $5 million on eligible Canadian Exploration Expenditures ("CEE") in accordance with flow through requirements. As at March 31, 2006, the Company had incurred $1.5 million in CEE.

At March 31, 2006, exploration advances and other receivables include $464,000 relating to Québec refundable tax and mining duties refunds and $189,000 in GST receivable. Accounts payable and accrued charges include $341,000 in trade payables (mainly relating to drilling invoices), a $150,000 exploration advance from Fieldex relating to the Noranda North Property, and $431,000 in other accrued liabilities including $252,000 in accrued performance bonuses to employees and consultants.

In management's view, the Company currently has sufficient financial resources to fund planned exploration programs and ongoing operating expenditures. The Company will continue to be dependent on raising equity capital as required in the long term and believes that it will be successful in doing so.

SHAREHOLDER RIGHTS PLAN

In March 2006, Lake Shore's Board of Directors adopted a shareholder rights plan (the "Rights Plan") to encourage the fair treatment of shareholders in the event of a take-over bid. The Rights Plan, details of which are provided in the Company's Management Information Circular dated March 21, 2006 and filed on SEDAR, will provide the directors and the shareholders more time to consider fully any unsolicited take-over bid. Shareholders will vote on a resolution to ratify and confirm the adoption of the Rights Plan at the Annual and Special Meeting of Shareholders scheduled on May 8, 2006.

OUTSTANDING SHARE CAPITAL

As at April 30, 2006, there were 94,443,521 common shares issued and outstanding and the following options and warrants:

Options

	Number of options outstanding	Exercise price range
	4,693,000	$0.24-$0.90
	958,000	$1.05-$1.89
	685,000	$2.00-$2.28
Total	6,336,000	

Warrants

Date issued	Number of warrants	Exercise price	Expiry date
March 31, 2005	132,525	$0.80	March 31, 2007

CONTRACTUAL OBLIGATIONS

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn an interest in the Thunder Creek, Price, DeSantis and Schumacher properties. In order to continue earning its interest in these properties, the Company is required to make certain cash payments and spend amounts on exploration as follows:

	2006	2007	2008
Cash payments	**$ 183,218**	$ 515,727	$ 196,256
Expenditures	**1,360,954**	1,485,787	550,000
	$ 1,544,172	$ 2,001,514	$ 746,256

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

i) Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

ii) The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

iii) CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

RELATED PARTY TRANSACTIONS

During the period ended March 31, 2006, the Company paid a total of $122,050 (March 31, 2005 – $33,622) on account of consulting and management services of which $113,050 was paid to directors who are officers and $9,000 to an independent director. In addition, there were fees of $9,000 (March 31, 2005 – $9,000) paid to Southwestern Resources Corp. ("Southwestern"), a company with whom Lake Shore has one director in common, under the terms of an administrative services agreement. The basis for the various fees is either a monthly or per diem rate. As at March 31, 2006, there was $25,504 (December 31, 2005 – $2,835) owing to Southwestern.

CORPORATE GOVERNANCE

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

FORWARD-LOOKING STATEMENTS

Some of the statements in this document constitute "forward-looking statements." Where

Lake Shore expresses an expectation or belief as to future events or results, including management plans and objectives, and projections of exploration results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. While these statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, the specifics of which are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators. Lake Shore does not assume the obligation to update any forward-looking statement.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2005, the Annual Information Form and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

DIRECTORS AND OFFICERS

ALAN C MOON – *Chair and Director*

BRIAN R BOOTH – *President, CEO and Director*

DANIEL G INNES – *Director*

MURRAY A GORDON – *Director*

MICHAEL D WINN – *Director*

K SETHU RAMAN – *Director*

EDWARD J SVOBODA – *Director*

A TERRANCE MACGIBBON – *Director*

PARKASH K ATHWAL – *CFO*

THOMAS W BEATTIE – *Vice President, Corporate Development*

SUSY H HORNA – *Secretary*

LAKE SHORE GOLD CORP.

CONSOLIDATED BALANCE SHEETS

Unaudited	**March 31 2006**	December 31 2005
ASSETS		
Current		
Cash and cash equivalents	**$ 21,279,257**	$ 2,592,588
Exploration advances and other receivables	**676,296**	671,992
	21,955,553	3,264,580
Resource properties *note 2*	**72,707,517**	70,045,459
Other assets	**18,982**	14,179
	$ 94,682,052	$ 73,324,218
LIABILITIES		
Current		
Accounts payable and accrued charges	**$ 921,994**	$ 631,008
Due to affiliated company *note 4*	**25,504**	2,835
	947,498	633,843
Future income taxes *note 5*	**19,317,000**	17,764,000
	20,264,498	18,397,843
SHAREHOLDERS' EQUITY		
Share capital *note 3*	**83,267,807**	61,214,693
Contributed surplus	**3,781,361**	4,059,622
Deficit	**(12,631,614)**	(10,347,940)
	74,417,554	54,926,375
	$ 94,682,052	$ 73,324,218

See accompanying notes to Consolidated financial statements

Approved by the Board

MURRAY A GORDON

ALAN C MOON

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Unaudited	**Three months ended March 31 2006**	Three months ended March 31 2005
EXPENSES		
Consulting and management fees	**$ 270,719**	$ 85,628
General exploration	**62,172**	25,727
Shareholder information	**95,751**	43,040
Legal and accounting	**23,712**	33,386
Office expense	**185,346**	10,329
Travel	**34,551**	27,656
Loss before undernoted items	**(672,251)**	(225,766)
Interest	**102,279**	18,283
Stock-based compensation *note 3d*	**(160,702)**	(112,500)
Loss before income taxes	**(730,674)**	(319,983)
Recovery of income tax *note 5*	**199,000**	75,000
Net loss for the period	**(531,674)**	(244,983)
Deficit at beginning of period	**(10,347,940)**	(5,298,433)
Renunciation of flow through shares *note 5*	**(1,752,000)**	–
Loss on cancelled shares	**–**	(37,500)
Deficit at end of period	**$ (12,631,614)**	$ (5,580,916)
Loss per share – basic and diluted	**$ (0.01)**	$ (0.00)
Weighted-average number of shares outstanding	**87,629,340**	70,193,608

See accompanying notes to Consolidated financial statements

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited		**Three months ended March 31 2006**		Three months ended March 31 2005
OPERATING ACTIVITIES				
Net loss for the period	**$**	**(531,674)**	$	(244,983)
Items not involving cash:				
Recovery of income tax		**(199,000)**		(75,000)
Stock-based compensation		**160,702**		112,500
		(569,972)		(207,483)
Change in non-cash operating working capital items:				
Decrease (increase) in exploration advances and other receivables		**8,559**		(78,074)
Increase (decrease) in accounts payable and accrued charges		**226,782**		(140,042)
Cash used in operating activities		**(334,631)**		(425,599)
INVESTING ACTIVITIES				
Resource property expenditures		**(2,486,966)**		(808,143)
Additions to other assets		**(5,885)**		-
Cash used in investing activities		**(2,492,851)**		(808,143)
FINANCING ACTIVITY				
Shares issued		**21,514,151**		7,746,243
Cash provided by financing activity		**21,514,151**		7,746,243
Increase in cash and cash equivalents during the period		**18,686,669**		6,512,501
Cash and cash equivalents at beginning of period		**2,592,588**		4,095,999
Cash and cash equivalents at end of period	**$**	**21,279,257**	$	10,608,500
Cash and cash equivalents consist of:				
Cash	**$**	**21,279,257**	$	7,914,130
Short-term investments		**-**		2,694,370
	$	**21,279,257**	$	10,608,500

Supplemental Cash Flow Information *note 6*

See accompanying notes to Consolidated financial statements

Three months ended March 31, 2006 and 2005
Unaudited

1/ SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2005 and these financial statements should be read in conjunction with those annual financial statements and notes thereto. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

2/ RESOURCE PROPERTIES

For the three month period ended March 31, 2006:

	Timmins West	Vogel	Thunder Creek	DeSantis	Other[1]	Total
Balance, beginning of period	$ 62,925,459	$ 3,612,506	$ 1,077,605	$ 450,349	$ 1,979,540	$ 70,045,459
Property acquistion assessment and maintenance	4,383	174	12,718	200,000	23,204	240,479
Analytical	106,877	40	-	35,280	5,290	147,487
Geology	151,575	19,355	1,950	88,642	108,554	370,076
Drilling	1,275,072	-	-	351,824	201,851	1,828,747
Project administration	73,698	300	-	300	971	75,269
Balance, end of period	$ 64,537,064	$ 3,632,375	$ 1,092,273	$ 1,126,395	$ 2,319,410	$ 72,707,517

[1] Includes: Bazooka ($706,791); Schumacher ($182,476); Blakelock ($193,221); Abitibi ($608,254); Price ($105,763); Lacey Lake ($171,156); Noranda North ($142,714); Miscellaneous ($209,035).

For the year ended December 31, 2005:

	Timmins West	Vogel	Thunder Creek	Bazooka	DeSantis	Other[1]	Total
Balance, beginning of year	$ 58,227,434	$ –	$ 771,839	$ 623,760	$ –	$2,025,685	$ 61,648,718
Property acquisition assessment and maintenance	42,268	3,123,898	100,770	–	137,690	100,445	3,505,071
Analytical	237,556	33,585	15,145	13,637	11,989	20,042	331,954
Geophysics	–	2,009	265	–	4,840	115,093	122,207
Geology	761,214	94,987	30,073	71,437	127,873	351,477	1,437,061
Drilling	3,757,046	352,474	159,513	348,380	162,904	64,020	4,844,337
Project administration	139,274	5,553	–	1,856	5,053	–	151,736
Québec refundable tax credits	–	–	–	(352,279)	–	(127,395)	(479,674)
Adjustment related to Holmer acquisition *note 3*	(239,333)	–	–	–	–	–	(239,333)
Resource property costs written off	–	–	–	–	–	(1,276,618)	(1,276,618)
Balance, end of year	$ 62,925,459	$ 3,612,506	$ 1,077,605	$ 706,791	$ 450,349	$ 1,272,749	$ 70,045,459

[1] Includes: Noranda North ($141,764); Abitibi ($576,767); Price ($101,148); Lacey Lake ($162,260); Miscellaneous ($290,810).

3/ SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) Issued Capital

During the three months ended March 31, 2006 and the year ended December 31, 2005, changes in issued share capital were as follows:

	March 31, 2006		December 31, 2005	
Issued and outstanding	**Shares**	**Amount**	Shares	Amount
Balance, beginning of period	**82,080,751**	**$ 61,214,693**	70,295,022	$ 51,708,202
Private placement – net of share issue costs of $1,561,880 (2005 – $559,346)	**9,317,073**	**18,438,120**	9,020,000	7,447,154
Exercise of warrants	**1,595,345**	**2,493,191**	1,635,451	1,108,129
Exercise of options (including transfer of $438,963 (2005 – $695,708) from contributed surplus)	**1,214,500**	**1,021,803**	1,746,945	1,603,791
Issued in exchange for resource properties	**48,552**	**100,000**	200,000	173,250
Own shares cancelled	–	–	(816,667)	(825,833)
Balance, end of period	**94,256,521**	**$ 83,267,807**	82,080,751	$ 61,214,693

On February 13, 2006, the Company completed a bought deal financing pursuant to which it received gross proceeds of $20 million from the sale of 2 million flow through shares at $2.50 per share and 7,317,073 common shares at $2.05 per share. The agents received a cash commission equal to 6% of gross proceeds.

On March 21, 2006, the board of directors adopted a shareholder rights plan (the "Rights Plan"), to encourage the fair treatment of shareholders should a take-over bid be made for the Company. Shareholders will vote on a resolution to ratify and confirm the adoption of the Rights Plan at the Annual and Special Meeting of the Shareholders to be held on May 8, 2006. Under the terms of the Rights Plan, one right (a "Right") was attached to each existing common share and each common share subsequently issued will also have one Right attached to it. The Rights will separate from the common shares and become exercisable following a bid, other than a bid which meets certain criteria as a permitted bid (a "Permitted Bid"), for 20% or more of the common shares of Lake Shore. In the event of a bid that is not a Permitted Bid, each Right, other than those Rights attached to common shares held by the person making the bid, would permit the holder the right to purchase common shares effectively at 50% of the price at that time. The Rights plan effectively allows Lake Shore 60 days to assess a bid and, if more than 50% of the common shares held by independent shareholders are tendered within that 60 day period, requires a public announcement of that fact by the bidder who must allow an additional 10 days from that date for additional shareholders to tender their shares.

On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 for gross proceeds totalling $8,006,500. The underwriters received $480,390 and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing.

During the three months ended March 31, 2005, the Company cancelled 666,667 of its common shares which it had acquired pursuant to its business combination with Holmer Gold Mines Ltd. ("Holmer") in 2003 resulting in a reduction of share capital of $713,333. These shares were originally the Company's investment in Holmer. As well, during the same period the Company cancelled 150,000 of its common shares resulting in a reduction of share capital of $112,500 and charged $37,500 (representing the difference between the charge to share capital and the carrying value) to deficit. These were common shares of the Company that Holmer owned before the acquisition.

c) Stock Options

As at March 31, 2006, the Company had 6,413,000 stock options outstanding of which 6,085,500 were exercisable.

	March 31, 2006		December 31, 2005	
	Number of options	**Weighted-average exercise price**	Number of options	Weighted-average exercise price
Outstanding at beginning of period	**7,597,500**	**$ 0.77**	5,236,111	$ 0.52
Granted to consultants and employees	**30,000**	**$ 2.28**	4,185,000	$ 0.98
Exercised/cancelled	**(1,214,500)**	**$ 0.48**	(1,823,611)	$ 0.53
Outstanding at end of period	**6,413,000**	**$ 0.83**	7,597,500	$ 0.77
Exercisable at end of period	**6,085,500**	**$ 0.78**	7,110,000	$ 0.73

d) Stock-Based Compensation

As a result of stock options vesting and the amortization of previous grants during the three month period ended March 31, 2006, the Company recorded $160,702 (March 31, 2005 – $112,500) as stock-based compensation expense and charged this amount to contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $1.14 (March 31, 2005 – $0.45) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 66% (March 31, 2005 – 77%); risk-free interest rate of 4.0% (March 31, 2005 – 3.5%); and expected life of 3.5 years (March 31, 2005 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Warrants

The Company has 132,525 warrants outstanding with an exercise price of $0.80 expiring on March 31, 2007.

4/ RELATED PARTY TRANSACTIONS

For the three month period ended March 31, 2006, fees amounting to $122,050 (March 31, 2005 – $33,622) were paid on account of consulting and management services provided by directors and directors who are officers. As well, for the three months ended March 31, 2006, there were fees of $9,000 (March 31, 2005 – $9,000) paid to Southwestern Resources Corp. ("Southwestern"), a company related by way of a director in common, under the terms of an administrative services agreement. As at March 31, 2006, there was an amount owing to Southwestern totalling $25,504 (December 31, 2005 – $2,835).

5/ INCOME TAXES

As a result of the tax benefits of deductible expenses incurred during the three month period ended March 31, 2006, the Company recorded a recovery of $199,000 (March 31, 2005 – $75,000). As well, funds raised in 2005 were renounced in 2006 which resulted in a $1,752,000 (March 31, 2005 – nil) reduction in shareholders' equity with a corresponding charge to future income tax liability.

6/ SUPPLEMENTAL CASH FLOW INFORMATION

During the three months ended March 31, 2006, the Company issued 48,852 common shares, valued at $100,000, pursuant to the DeSantis Property agreement. Pursuant to the same property agreement, the Company issued 75,000 common shares valued at $60,000 during the same period in 2005.

LAKE SHORE GOLD CORP.
LSG | TSX

Suite 1650
701 West Georgia Street
PO Box 10102
Vancouver, British Columbia
Canada V7Y 1C6

T: 604 669 3533
F: 604 688 5175

www.lsgold.com
info@lsgold.com